EXHIBIT 99.5

                  [CLEARFIELD BANK & TRUST COMPANY LETTERHEAD]

                                 August 2, 1999

Dear Shareholder:

     You are invited to attend a special meeting of the shareholders of your company, Clearfield Bank & Trust Company. This special meeting will be held on September 2, 1999, at 11 North Second Street, Clearfield, Pennsylvania. The main purpose of the meeting is to vote on the merger of Clearfield Bank & Trust Company with CSB Bank, a subsidiary of Penn Laurel Financial Corp., a bank holding company located in Curwensville, Clearfield County, Pennsylvania. If the merger is completed, you will receive .97 shares of Penn Laurel Financial Corp. common stock in exchange for each of your shares of Clearfield Bank & Trust Company. The exchange of Clearfield Bank & Trust Company stock for Penn Laurel Financial Corp. stock (other than cash paid for fractional shares) will be tax-free to the bank's shareholders for federal income purposes. Completion of the merger is subject to certain conditions. The two principal conditions that the merger must meet are that our shareholders and the shareholders of Penn Laurel Financial Corp. Must approve the merger and that certain banking regulatory agencies approve the merger.

         The attached notice of special meeting and proxy statement/prospectus describe the formal business to be transacted at the meeting. The directors and officers of Clearfield Bank & Trust Company will be present at the meeting to respond to any questions from our shareholders.

         We urge you to carefully read the enclosed proxy statement/prospectus that describes the merger in detail and the requirements needed to complete the merger. The information contained in the "SUMMARY" portion of the proxy statement/prospectus gives a basic description of the merger. If you have any questions after a review of the proxy statement/prospectus consult with your own advisors or contact Sherwood C. Moody, President and Chief Executive Officer of the bank at (814) 765-7551.

         Ryan, Beck & Co., Inc., the bank's investment banker, provided the Board of Directors with an opinion that the consideration to be received by the shareholders in the merger transaction is fair, from a financial point of view.

         Your Board of Directors believes that the merger is in the best interests of the shareholders and urges you to vote for the merger.

                                          Sincerely yours,

                                          Sherwood C. Moody
                                          President and Chief Executive Officer